

Mail Stop 3720

May 26, 2009

Mr. Michael McDonnell
Chief Financial Officer
Intelsat, Ltd.
Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke, Bermuda HM 08

> **RE: Intelsat, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 19, 2008**
>
> **Form 10-Q for the quarterly period ended March, 31, 2009**
> **Filed May 13, 2009**
> **File No. 000-50262**

Dear Mr. McDonnell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Long-term debt, page 69

1. We note that you disclose the required ratios for your material debt covenants; however you should disclose and explain the actual ratios as of each reporting date versus minimum/maximum ratios/amounts permitted for such covenants. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios.

2. Unless you have determined the likelihood of non-compliance with the debt covenants or default is remote you should discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Please show the specific computations used to arrive at the actual ratios. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Asset Impairments Assessments, page 83

3. We note that goodwill accounted for 38% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

    *   Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

    *   Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

    *   Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount

rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1. Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2. Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3. In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

4. We note that orbital locations accounted for 16% of total assets as of December 31, 2008. We also note that as a result of your annual impairment test in the fourth quarter of 2008 you recorded $327 million impairment charge. Further we note that you performed an interim impairment test in the first quarter of 2009 and as a result you recorded an additional $499 million impairment charge. In light of the significance of your orbital locations balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of orbital locations. Specifically, we believe you should provide the following information:

- Disclose the carrying value of the intangible asset for each unit of accounting.

- We note that you used a hypothetical build-up or start-up method, in this regard describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

- Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

- Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

- Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your orbital locations at the time of your impairment testing.

5. We note that in certain cases when the build up method did not generate positive values for the rights to operate at an orbital location, but the right was expected to generate revenue, you assigned a value based upon independent source data for recent transactions of similar orbital locations. Explain to us why you did not use the value resulted from the build up method and why this method was preferable in certain cases. Provide us more details including why you consider this alternative method appropriate.

Note 12 Income Taxes, page F-51

6. Considering that you have significant international operations it is unclear why you did not disclose the components of pretax income (loss) as either domestic or foreign pursuant to Rule 4-08 (h) (1) of Regulation S-X.

Note 16 – Business and Geographic segment information, page F-58

7. It appears that you produce reports in which your business activities are presented in a variety of different ways. For example, the descriptions on pages 6 through 14 in Business indicate that you services are provided to three primary customer sectors:
- Media,
- Networked services and,
- Government

We also note your disclosures on page F-59 about the different service types that you provide such as:
- Transponder services,
- Managed services,
- Channel services and,
- Mobile satellite services

Please note that if the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors. Refer to paragraph 13 of SFAS 131. In this regard, tell us how you applied the guidance in SFAS 131 in identifying your operating segments. Tell us he operating segments that you aggregate into your reportable segment and why you believe such aggregation is appropriate. Addressing paragraph 30 of SFAS 142 and SFAS 131, tell us how you determined your reporting units and tell us what those reporting units are. Also, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Form 10-Q for the quarterly period ended March 31, 2009
Note 7 Goodwill and other intangibles, page 16.

8. We note that you took a significant impairment charge in the first quarter of 2009 on your orbital locations. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the orbital locations impairment charge.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Benefit From Income Taxes, page 51

9. Provide us with more details behind the increase in the benefit from income taxes for the quarterly period ended March 31, 2009 and the reasons for significant variations in the customary relationship between income tax expense and pretax accounting income, see paragraph 19 of APB 28.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director